UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

REYNOLDS AMERICAN INC.
(Name of Issuer)

Common stock (par value $0.0001 per share)
(Title of Class of Securities)

761713106
(CUSIP Number)

Paul McCrory
Company Secretary
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
+44 (0) 20 7845 1000

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Brown & Williamson Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
446,668,038

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
446,668,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
446,668,038

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Louisville Securities Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 154,700,133 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville.

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

British American Tobacco p.l.c.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 154,700,133 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville. Louisville is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c.

This statement constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D (the “Original Schedule 13D” and, as amended, the “Amended Schedule 13D”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 19, 2015, amended by Amendment No. 1 filed on July 26, 2016, Amendment No. 2 filed on September 15, 2016 and Amendment No. 3 filed on October 21, 2016 and Amendment No. 4 filed on January 17, 2017, relating to shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Reynolds American Inc. (the “Issuer”), a North Carolina corporation, beneficially owned by Brown & Williamson Holdings, Inc. (“B&W”), Louisville Securities Limited (“Louisville”) and British American Tobacco p.l.c. (“BAT”).  This Amendment No. 5 amends the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not defined in this Amendment No. 5 have the meanings assigned to them in the Amended Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On June 8, 2017, BAT, BATUS, Merger Sub and the Issuer entered into an amendment (the “Amendment”) to the Merger Agreement, which amends the previously-announced Merger Agreement.  Under the terms of the Amendment, upon the completion of the Merger, the Amended and Restated Articles of Incorporation of the Issuer will be amended to provide for a minimum of one director instead of a minimum of nine directors.  In addition, the Amendment amends the Merger Agreement to provide that, as of the Effective Time (as defined in the Merger Agreement), BAT, on behalf of BATUS, will provide irrevocable written instruction to cause the BAT ADSs to be issued as the stock portion of the Merger Consideration (as defined in the Merger Agreement) to be deposited with or provided to the Exchange Agent (as defined in the Merger Agreement), instead of requiring deposit of such BAT ADSs with the Exchange Agent as of the Effective Time. Further, the Amendment amends the Merger Agreement to grant the Exchange Agent an additional two business days, for a total of five business days, to mail out to certain holders of shares of Common Stock held in book-entry form: (1) a notice of the effectiveness of the merger, (2) a statement reflecting the whole number of BAT ADSs in the name of such holder that such holder has the right to receive as Merger Consideration, and (3) an amount in cash that such holder has the right to receive as Merger Consideration.

Other than as expressly modified pursuant to the Amendment, the Merger Agreement, which was filed as Exhibit 99.12 to Amendment No. 4 filed on January 17, 2017, remains in full force and effect as originally executed on January 16, 2017. This summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment filed as Exhibit 99.15 to this Amendment No. 5, and is incorporated by reference in its entirety into this Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Amendment set forth in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.15  Amendment to Agreement and Plan of Merger, dated as of June 8, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Flight Acquisition Corporation and Reynolds American Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 8, 2017

Brown & Williamson Holdings, Inc.

By:	/s/ Timothy J. Hazlett
Name: Timothy J. Hazlett
Title: President

Louisville Securities Limited

By:	/s/ Steve Dale
Name: Steve Dale
Title: Director

British American Tobacco p.l.c.

By:	/s/ Robert Casey
Name: Robert Casey
Title: Assistant General Counsel - Corporate

EXHIBIT INDEX

Exhibit Number	Description

99.15	Amendment to Agreement and Plan of Merger, dated as of June 8, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Flight Acquisition Corporation and Reynolds American Inc.